Annmarie T. Hagan
Vice President
& Chief Accounting Officer
CIGNA Corporation

May 17, 2006	Two Liberty Place 1601 Chestnut Street Routing TL18A Philadelphia, PA 19192 Telephone 215.761.1206 Facsimile 215.761.5530

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation, and in response to your letter to Mr. Bell dated May 4, 2006, please be advised that we expect to provide you a response on or before May 31, 2006.

Thank you.

Sincerely,

/s/ Annmarie T. Hagan